Brushy Resources, Inc.
300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258
(210) 999-5400

January 8, 2016

Karl Hiller
Branch Chief
Office of Natural Resources
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Via EDGAR

Re:         Brushy Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed April 16, 2015
File No. 000-54967

Dear Mr. Hiller:

We are in receipt of your letter dated December 30, 2015.  On December 31, 2015 we filed a Form 8-K announcing our merger agreement with Lilis Energy, Inc. Given the attention that our management, accounting staff and legal counsel are currently devoting to merger-related actions, we request an extension of the time to respond to the December 30, 2015 letter to January 21, 2016.

Please contact our legal counsel, John R. Fahy of Whitaker Chalk Swindle & Schwartz PLLC, at (817) 878-0547 if you need any additional information in considering this request.

Very truly yours,

/s/ Michael J. Pawelek
Michael J.Pawelek
Chief Executive Officer